Exhibit 99.1

2015
HALF-YEAR FINANCIAL REPORT

CONTENTS

CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS — ASSETS	2
CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY	3
CONSOLIDATED INCOME STATEMENTS	4
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	6
CONSOLIDATED STATEMENTS OF CASH FLOWS	7
NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2015	8

A/ BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL STATEMENTS AND ACCOUNTING POLICIES	8

B/ SIGNIFICANT INFORMATION FOR THE FIRST HALF OF 2015	12

C/ EVENTS SUBSEQUENT TO JUNE 30, 2015	32

The condensed half-year consolidated financial statements are unaudited but have been subject to a review by the statutory auditors in accordance with professional standards applicable in France.

CONSOLIDATED BALANCE SHEETS — ASSETS

(€ million)	Note	June 30, 2015	December 31, 2014
Property, plant and equipment	B.2.	10,540	10,396
Goodwill	B.3. - B.4.	40,661	39,197
Other intangible assets	B.3. - B.4.	14,401	14,543
Investments in associates and joint ventures	B.5.	2,458	2,384
Other non-current assets	B.6.	2,915	2,575
Deferred tax assets		4,923	4,860
Non-current assets		75,898	73,955
Inventories		7,147	6,562
Accounts receivable	B.7.	7,765	7,149
Other current assets		2,170	2,157
Current financial assets		226	218
Cash and cash equivalents	B.9.	4,701	7,341
Current assets		22,009	23,427
Assets held for sale or exchange		16	10
TOTAL ASSETS		97,923	97,392

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY

(€ million)	Note	June 30, 2015	December 31, 2014
Equity attributable to equity holders of Sanofi		56,618	56,120
Equity attributable to non-controlling interests		156	148
Total equity	B.8.	56,774	56,268
Long-term debt	B.9.	10,770	13,276
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	1,132	1,133
Provisions and other non-current liabilities	B.12.	9,206	9,578
Deferred tax liabilities		3,742	4,105
Non-current liabilities		24,850	28,092
Accounts payable		3,969	3,651
Other current liabilities		8,223	7,712
Current liabilities related to business combinations and to non-controlling interests	B.11.	141	131
Short-term debt and current portion of long-term debt	B.9.	3,962	1,538
Current liabilities		16,295	13,032
Liabilities related to assets held for sale or exchange		4	—
TOTAL LIABILITIES AND EQUITY		97,923	97,392

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2015 (6 months)	June 30, 2014 (6 months)	December 31, 2014 (12 months)
Net sales	B.18.4.	18,188	15,917	33,770
Other revenues		163	154	339
Cost of sales		(5,724)	(5,124)	(11,029)
Gross profit		12,627	10,947	23,080
Research and development expenses		(2,489)	(2,327)	(4,824)
Selling and general expenses		(5,086)	(4,333)	(9,107)
Other operating income		83	116	327
Other operating expenses		(170)	(87)	(163)
Amortization of intangible assets	B.3.	(1,229)	(1,301)	(2,482)
Impairment of intangible assets	B.4.	(28)	(74)	26
Fair value remeasurement of contingent consideration liabilities	B.11.	71	(132)	(303)
Restructuring costs	B.15.	(381)	(135)	(411)
Other gains and losses, and litigation		—	—	—
Operating income		3,398	2,674	6,143
Financial expenses	B.16.	(267)	(292)	(605)
Financial income	B.16.	58	157	193
Income before tax and associates and joint ventures		3,189	2,539	5,731
Income tax expense	B.17.	(739)	(624)	(1,171)
Share of profit/(loss) of associates and joint ventures		(66)	7	(51)
Net income		2,384	1,922	4,509
Net income attributable to non-controlling interests		59	61	119
Net income attributable to equity holders of Sanofi		2,325	1,861	4,390
Average number of shares outstanding (million)	B.8.6.	1,307.2	1,317.2	1,315.8
Average number of shares outstanding after dilution (million)	B.8.6.	1,322.0	1,333.8	1,331.1
– Basic earnings per share (in euros)		1.78	1.41	3.34
– Diluted earnings per share (in euros)		1.76	1.40	3.30

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2015 (6 months)	June 30, 2014 (6 months)	December 31, 2014 (12 months)
Net income		2,384	1,922	4,509
Attributable to equity holders of Sanofi		2,325	1,861	4,390
Attributable to non-controlling interests		59	61	119
Other comprehensive income:
• Actuarial gains/(losses)	B.12.	772	(477)	(869)
• Tax effect		(180)	153	303
Sub-total: items not subsequently reclassifiable to profit or loss (a)		592	(324)	(566)
• Available-for-sale financial assets	B.8.7.	194	(3,101)	(2,760)
• Cash flow hedges		(6)	(2)	—
• Change in currency translation differences		1,858	377	2,506
• Tax effect	B.8.7.	(69)	330	250
Sub-total: items subsequently reclassifiable to profit or loss (b)		1,977	(2,396)	(4)
Other comprehensive income for the period, net of taxes (a+b)		2,569	(2,720)	(570)
Comprehensive income		4,953	(798)	3,939
Attributable to equity holders of Sanofi		4,887	(861)	3,810
Attributable to non-controlling interests		66	63	129

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share-based payment	Other comprehensive income(1)	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2014	2,649	53,072	(244)	2,390	(963)	56,904	129	57,033
Other comprehensive income for the period	—	(324)	—	—	(2,398)	(2,722)	2	(2,720)
Net income for the period	—	1,861	—	—	—	1,861	61	1,922
Comprehensive income for the period	—	1,537	—	—	(2,398)	(861)	63	(798)
Dividend paid out of 2013 earnings (€2.80 per share)	—	(3,676)	—	—	—	(3,676)	—	(3,676)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(69)	(69)
Share repurchase program(2)	—	—	(1,012)	—	—	(1,012)	—	(1,012)
Reduction in share capital(2)	(16)	(589)	605	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	8	232	—	—	—	240	—	240
• Issuance of restricted shares	1	(1)	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	85	—	85	—	85
• Tax effects of the exercise of stock options	—	—	—	—	—	—	—	—
Change in non-controlling interests without loss of control	—	(43)	—	—	—	(43)	7	(36)
Balance at June 30, 2014	2,642	50,532	(651)	2,475	(3,361)	51,637	130	51,767
Other comprehensive income for the period	—	(242)	—	—	2,384	2,142	8	2,150
Net income for the period	—	2,529	—	—	—	2,529	58	2,587
Comprehensive income for the period	—	2,287	—	—	2,384	4,671	66	4,737
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(56)	(56)
Share repurchase program(2)	—	—	(789)	—	—	(789)	—	(789)
Reduction in share capital(2)	(20)	(725)	745	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	14	426	—	—	—	440	—	440
• Issuance of restricted shares	3	(3)	—	—	—	—	—	—
• Employee share ownership plans	—	—	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	1	—	—	1	—	1
• Value of services obtained from employees	—	—	—	117	—	117	—	117
• Tax effects of the exercise of stock options	—	—	—	7	—	7	—	7
Change in non-controlling interests without loss of control	—	36	—	—	—	36	8	44
Balance at December 31, 2014	2,639	52,553	(694)	2,599	(977)	56,120	148	56,268
Other comprehensive income for the period	—	592	—	—	1,970	2,562	7	2,569
Net income for the period	—	2,325	—	—	—	2,325	59	2,384
Comprehensive income for the period	—	2,917	—	—	1,970	4,887	66	4,953
Dividend paid out of 2014 earnings (€2.85 per share)	—	(3,694)	—	—	—	(3,694)	(60)	(3,754)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	—	—
Share repurchase program(2)	—	—	(1,244)	—	—	(1,244)	—	(1,244)
Reduction in share capital(2)	(37)	(1,453)	1,490	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	14	448	—	—	—	462	—	462
• Issuance of restricted shares	6	(6)	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	1	—	—	1	—	1
• Value of services obtained from employees	—	—	—	84	—	84	—	84
• Tax effects of the exercise of stock options	—	—	—	20	—	20	—	20
Change in non-controlling interests without loss of control	—	(18)	—	—	—	(18)	2	(16)
Balance at June 30, 2015	2,622	50,747	(447)	2,703	993	56,618	156	56,774

(1)       See Note B.8.7.

(2)       See Notes B.8.2. and B.8.3.

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2015 (6 months)	June 30, 2014 (6 months)	December 31, 2014 (12 months)
Net income attributable to equity holders of Sanofi		2,325	1,861	4,390
Non-controlling interests, excluding BMS(1)		11	4	10
Share of undistributed earnings of associates and joint ventures		114	23	142
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		1,982	1,981	3,777
Gains and losses on disposals of non-current assets, net of tax(2)		(44)	(116)	(249)
Net change in deferred taxes		(647)	(636)	(1,270)
Net change in provisions(3)		95	(202)	(403)
Cost of employee benefits (stock options and other share-based payments)		84	85	202
Impact of the workdown of acquired inventories remeasured at fair value		—	—	—
Unrealized (gains)/losses recognized in income		(270)	211	134
Operating cash flow before changes in working capital		3,650	3,211	6,733
(Increase)/decrease in inventories		(500)	(392)	(11)
(Increase)/decrease in accounts receivable		(286)	(210)	(23)
Increase/(decrease) in accounts payable		162	215	478
Net change in other current assets, current financial assets and other current liabilities		379	(290)	513
Net cash provided by/(used in) operating activities(4)		3,405	2,534	7,690
Acquisitions of property, plant and equipment and intangible assets	B.2. – B.3.	(935)	(637)	(1,557)
Acquisitions of investments in consolidated undertakings, net of cash acquired(5)	B.1.	(56)	(1,124)	(1,725)
Acquisitions of available-for-sale financial assets		(113)	(557)	(571)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(6)		92	182	269
Net change in loans and other financial assets		(15)	(16)	124
Net cash provided by/(used in) investing activities		(1,027)	(2,152)	(3,460)
Issuance of Sanofi shares	B.8.1.	462	240	680
Dividends paid:
• to equity holders of Sanofi		(3,694)	(3,676)	(3,676)
• to non-controlling interests, excluding BMS(1)		(7)	(6)	(10)
Transactions with non-controlling interests, other than dividends		(8)	—	2
Additional long-term debt contracted	B.9.1.	2	5	2,980
Repayments of long-term debt	B.9.1.	(456)	(1,081)	(3,032)
Net change in short-term debt		(116)	1,191	(324)
Acquisitions of treasury shares	B.8.2.	(1,244)	(1,012)	(1,801)
Disposals of treasury shares, net of tax		1	—	1
Net cash provided by/(used in) financing activities		(5,060)	(4,339)	(5,180)
Impact of exchange rates on cash and cash equivalents		42	6	34
Net change in cash and cash equivalents		(2,640)	(3,951)	(916)
Cash and cash equivalents, beginning of period		7,341	8,257	8,257
Cash and cash equivalents, end of period	B.9.	4,701	4,306	7,341

(1)         See Note C.2. to the financial statements for the year ended December 31, 2014.

(2)         Includes available-for-sale financial assets.

(3)         This line item includes contributions paid to pension funds (see Note B.12.).

(4)         Includes:

– Income tax paid	(1,059)	(1,355)	(2,697)
– Interest paid (excluding cash flows on derivative instruments used to hedge debt)	(190)	(186)	(445)
– Interest received (excluding cash flows on derivative instruments used to hedge debt)	31	33	68
– Dividends received from non-consolidated entities	5	3	5

(5)         This line item also includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations.

(6)         This line item includes proceeds from disposals of investments in consolidated entities and of other non-current financial assets.

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2015

INTRODUCTION

Sanofi, together with its subsidiaries (collectively “Sanofi” or “the Group”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.

Sanofi is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The condensed consolidated financial statements for the six months ended June 30, 2015 were reviewed by the Sanofi Board of Directors at the Board meeting on July 29, 2015.

A/ Basis of preparation of the half-year financial statements and accounting policies

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014.

The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2015 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). The accounting policies applied as of June 30, 2015 are identical to those described in the notes to the published consolidated financial statements as of December 31, 2014.

IFRS as endorsed by the European Union as of June 30, 2015 are available under the heading “IAS/IFRS Standards and Interpretations” via the following web link:

http://ec.europa.eu/internal_market/accounting/ias/index_en.htm

A.2. USE OF ESTIMATES

The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date of the finalization of the financial statements. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as at the date of the review of the financial statements. Examples of estimates and assumptions include:

•             amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;

•             impairment of property, plant and equipment, intangible assets, and investments in associates and joint ventures;

•             the valuation of goodwill and the valuation and useful life of acquired intangible assets;

•             the amount of post-employment benefit obligations;

•             the amount of provisions for restructuring, litigation, tax risks and environmental risks;

•             the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences;

•             the measurement of contingent consideration; and

•             which exchange rate to use at the end of the reporting period for the translation of accounts denominated in foreign currencies, and of financial statements of foreign subsidiaries, in cases where more than one exchange rate exists for a given currency.

For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to business operating income minus net financial expenses, and before (i) the share of profit/loss of associates and joint ventures and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

Actual results could differ from these estimates.

A.3. SEASONAL TRENDS

Sanofi’s activities are not subject to significant seasonal fluctuations.

A.4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Under IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:

•             level 1:                                              quoted prices in active markets for identical assets or liabilities (without modification or repackaging);

•             level 2:                                              quoted prices in active markets for similar assets and liabilities, or valuation techniques in which all important inputs are derived from observable market data;

•             level 3:                                              valuation techniques in which not all important inputs are derived from observable market data.

The table below sets forth the principles used to measure the fair value of the principal financial assets and liabilities recognized by the Group in its balance sheet:

			Level in		Method used to determine fair value
			fair			Market data
Note	Type of financial instrument	Measurement principle	value hierarchy	Valuation technique	Valuation model	Exchange rate	Interest rate	Volatility
B.6.	Available-for-sale financial assets (quoted equity securities)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Available-for-sale financial assets (unquoted debt securities)	Fair value	2	Income approach	Present value of future cash flows	N/A	Mid swap + z spread for bonds of comparable risk and maturity	N/A
B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.
B.6.	Financial assets recognized under the fair value option(1)	Fair value	1	Market value	Net asset value	N/A
B.10.	Forward currency contracts	Fair value	2		Present value of future cash flows	ECB Fixing	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A
B.10.	Currency options	Fair value	2	Income approach	Options with no knock-out feature: Garman & Kohlhagen Knock-out options: Merton, Reiner & Rubinstein	ECB Fixing	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	Mid in-the-money
B.10.	Interest rate swaps	Fair value	2		Present value of future cash flows	N/A	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	ECB Fixing	< 1 year: Mid Money Market and LIFFE interest rate futures > 1 year: Mid Zero Coupon	N/A
B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A
B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A

Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.

B.9.	Debt	Amortized cost(2)	N/A	N/A

In the case of debt with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.

For debt with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).

B.11.	Liabilities related to business combinations and to non-controlling interests (CVRs)	Fair value	1	Market value	Quoted market price	N/A
B.11.	Liabilities related to business combinations and to non-controlling interests (other than CVRs)	Fair value(3)	3	Income approach

Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.

(1)         These assets are held to fund a deferred compensation plan offered to certain employees.

(2)         In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

(3)         For business combinations completed prior to application of the revised IFRS 3, contingent consideration is recognized when payment becomes probable. See Note B.3.1. to the consolidated financial statements for the year ended December 31, 2014.

A.5. CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF VENEZUELAN SUBSIDIARIES

In 2015, Sanofi continues to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are met.

In February 2015, the Venezuelan government announced a reform to the foreign exchange system, which now consists of three exchange rates: the CENCOEX official rate which remains unchanged; an administered rate of approximately 12 bolivars per U.S. dollar (the SICAD rate); and a rate determined on the basis of the rates applied to market transactions of around 200 bolivars per U.S. dollar (the SIMADI rate).

For the purposes of preparing the consolidated financial statements, the financial statements of Sanofi’s Venezuelan subsidiaries have been translated into euros on the basis of the CENCOEX official exchange rate, which is the rate used for the bulk of the foreign-currency transactions of those entities. This applies in particular to payments made to settle transactions with other consolidated Group entities.

In the first half of 2015, Venezuela contributed €399 million to consolidated net sales. The amount of cash held as of June 30, 2015 was €461 million, of which €457 million was subject to exchange controls (see Note B.9.). Although at this stage the CENCOEX official exchange rate is still applicable, Sanofi is exposed to a risk of devaluation of the Venezuelan bolivar. The table below shows, for information purposes, the estimated amount that would have been reported for the items mentioned above if the SICAD rate had been applied in translating (i) the foreign-currency liabilities recorded in the books of the Venezuelan subsidiaries and (ii) the local financial statements for the purpose of preparing the consolidated financial statements.

Estimated amounts in € million based on the SICAD exchange rate (12 bolivars per U.S. dollar)
Contribution to consolidated net sales (1)	273
Cash	244
Additional foreign exchange loss on translation of the foreign-currency accounts of Venezuelan subsidiaries (2)	(30)

(1)    Impact also includes the restatement arising from the application of an estimated general price index in accordance with IAS 29 (Financial Reporting in Hyperinflationary Economies).

(2)    Relates mainly to foreign-currency liabilities due to Group entities.

B/ Significant information for the first half of 2015

B.1. IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION

The impacts of acquisitions made during the period are not material at Group level.

No material businesses or companies were divested during the period.

B.2. PROPERTY, PLANT AND EQUIPMENT

Acquisitions of property, plant and equipment during the first half of 2015 amounted to €532 million. These included €406 million of investments in the Pharmaceuticals segment, primarily in industrial facilities (€220 million). The Vaccines segment accounted for €100 million of investments during the period, and the Animal Health segment for €26 million.

The group recognized impairment losses of €72 million against property, plant and equipment in the first half of 2015, mainly in the Pharmaceuticals segment.

Firm orders for property, plant and equipment stood at €435 million as of June 30, 2015.

B.3. GOODWILL AND OTHER INTANGIBLE ASSETS

Movements in intangible assets other than goodwill during the first half of 2015 were as follows

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2015	3,482	53,130	1,240	57,852
Acquisitions and other increases	62	245	61	368
Disposals and other decreases	(19)	(1,032)	(4)	(1,055)
Currency translation differences	143	2,735	32	2,910
Transfers(2)	(258)	266	13	21
Gross value at June 30, 2015	3,410	55,344	1,342	60,096
Accumulated amortization & impairment at January 1, 2015	(2,041)	(40,352)	(916)	(43,309)
Amortization expense	—	(1,236)	(53)	(1,289)
Impairment losses, net of reversals(1)	(20)	(8)	—	(28)
Disposals and other decreases	19	1,029	4	1,052
Currency translation differences	(89)	(2,004)	(22)	(2,115)
Transfers(2)	—	—	(6)	(6)
Accumulated amortization & impairment at June 30, 2015	(2,131)	(42,571)	(993)	(45,695)
Carrying amount at January 1, 2015	1,441	12,778	324	14,543
Carrying amount at June 30, 2015	1,279	12,773	349	14,401

(1)    See Note B.4.

(2)    The “Transfers” line mainly relates to acquired R&D that came into commercial use during the period and is being amortized from the date of marketing approval.

Acquisitions of other intangible assets (excluding software) during the first half of 2015 amounted to €307 million.

The item “Products, trademarks and other rights” mainly comprises:

•             marketed products, with a carrying amount of €12.1 billion as of June 30, 2015 (versus €12.3 billion as of December 31, 2014) and a weighted average amortization period of approximately 10 years;

•             trademarks, with a carrying amount of €0.4 billion as of June 30, 2015 and December 31, 2014 and a weighted average amortization period of approximately 13 years.

The table below provides information about the principal marketed products, representing 89% of the carrying amount of that item as of June 30, 2015:

(€ million)	Gross value	Amortization and impairment	Carrying amount at June 30, 2015	Amortization period(1) (in years)	Residual amortization period(2) (in years)	Carrying amount at December 31, 2014
Genzyme	10,438	(4,566)	5,872	10	8	5,788
Aventis	32,508	(30,784)	1,724	9	4	1,993
Merial	4,464	(2,456)	2,008	10	5	2,060
Chattem	1,337	(380)	957	22	18	910
Zentiva	902	(684)	218	9	5	249
Total: principal marketed products	49,649	(38,870)	10,779			11,000

(1)    Weighted averages. The amortization periods for these products vary between 1 and 25 years.

(2)    Weighted averages.

Goodwill amounted to €40,661 million as of June 30, 2015 versus €39,197 million as of December 31, 2014. The movement during the first half of 2015 was due to currency translation differences.

B.4. IMPAIRMENT OF INTANGIBLE ASSETS

The results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) as of June 30, 2015 led to the recognition of a net impairment loss of €28 million. This mainly relates to the discontinuation of development projects.

B.5. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

For definitions of the terms “associate” and “joint venture”, refer to Note B.1. to the consolidated financial statements for the year ended December 31, 2014.

Investments in associates and joint ventures break down as follows:

(€ million)	% interest	June 30, 2015	December 31, 2014
Regeneron Pharmaceuticals, Inc.(1)	22.1	2,021	1,942
Sanofi Pasteur MSD	50.0	256	261
InfraServ GmbH & Co. Höchst KG	31.2	71	90
Entities and companies managed by Bristol-Myers Squibb(2)	49.9	45	42
Other investments	—	65	49
Total		2,458	2,384

(1)    Sanofi’s investment in Regeneron Pharmaceuticals, Inc. has been included in Investments in associates and joint ventures since April 2014.

(2)    Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see Note C.2. to the consolidated financial statements for the year ended December 31, 2014), the Group’s share of the net assets of entities majority-owned by BMS is recorded in Investments in associates and joint ventures.

The investment in Regeneron had a market value of €10,425 million as of June 30, 2015, based on a quoted market price of $510.30 per share as of that date (versus €7,724 million as of December 31, 2014, based on a quoted market price of $410.25 per share as of that date).

The financial statements include commercial transactions between the Group and certain of its associates and joint ventures that are regarded as related parties. The principal transactions and balances with related parties (including Regeneron from April 1, 2014) are summarized below:

(€ million)	June 30, 2015	June 30, 2014	December 31, 2014
Sales	55	48	210
Royalties	11	16	25
Accounts receivable	83	45	57
Purchases and other expenses (including research expenses)(1)	329	217	613
Accounts payable	234	21	216
Other liabilities(1)	14	104	9

(1)    These items mainly relate to transactions with companies and entities managed by BMS, and (from April 2014) with Regeneron.

B.6. OTHER NON-CURRENT ASSETS

Other non-current assets comprise:

(€ million)	June 30, 2015	December 31, 2014
Available-for-sale financial assets(1)	1,734	1,361
Pre-funded pension obligations	62	59
Long-term loans and advances and other non-current receivables	732	711
Financial assets recognized under the fair value option	262	225
Derivative financial instruments	125	219
Total	2,915	2,575

(1)    Includes the market value of the equity interest in Alnylam: €1,077 million as of June 30, 2015, and €728 million as of December 31, 2014.

B.7. ACCOUNTS RECEIVABLE

Accounts receivable break down as follows:

(€ million)	June 30, 2015	December 31, 2014
Gross value	7,928	7,326
Allowances	(163)	(177)
Carrying amount	7,765	7,149

The impact of allowances against accounts receivable in the first half of 2015 was a net expense of €10 million (versus a net expense of €11 million for the first half of 2014).

The table below shows the ageing profile of overdue accounts receivable, based on gross value:

(€ million)	Overdue accounts gross value	Overdue < 1 month	Overdue from 1 to 3 months	Overdue from 3 to 6 months	Overdue from 6 to 12 months	Overdue > 12 months
June 30, 2015	853	262	183	177	72	159
December 31, 2014	849	277	189	126	87	170

Amounts overdue by more than one month relate mainly to public-sector customers.

Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.7. to the consolidated financial statements for the year ended December 31, 2014 and hence were derecognized was €426 million as of June 30, 2015 (versus €428 million as of December 31, 2014). The residual guarantees relating to these transfers were immaterial as of June 30, 2015.

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. Share capital

As of June 30, 2015, the share capital stood at €2,622,047,650 and consisted of 1,311,023,825 shares (the total number of shares outstanding) with a par value of €2.

Treasury shares held by the Group are as follows:

	Number of shares in million	% of share capital for the period
June 30, 2015	4.9	0.37%
December 31, 2014	9.5	0.72%
June 30, 2014	8.7	0.66%
January 1, 2014	3.6	0.27%

A total of 7,070,331 shares were issued in the first half of 2015 as a result of the exercise of Sanofi stock subscription options.

In addition, a total of 3,068,835 shares vested and were issued under restricted share plans in the first half of 2015.

B.8.2. Repurchase of Sanofi shares

On May 4, 2015, the Annual General Meeting of Sanofi shareholders approved a share repurchase program for a period of 18 months. Under that program (and that program alone), the Group repurchased 150,000 of its own shares during May and June 2015 for a total amount of €13 million.

On May 5, 2014, the Annual General Meeting of Sanofi shareholders approved a share repurchase program for a period of 18 months. Under that program (and that program alone), the Group repurchased 13,748,572 of its own shares during the first half of 2015 for a total amount of €1,230 million.

In addition, transactions carried out under the liquidity contract in the first half of 2015 had a negative effect of €1 million on equity.

B.8.3. Reductions in share capital

On April 29, 2015, the Board of Directors approved the cancellation of 18,482,786 treasury shares (€1,490 million including additional paid-in capital), representing 1.41% of the share capital as of June 30, 2015.

Those cancellations had no effect on shareholders’ equity.

B.8.4. Restricted share plans

Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2014. The principal features of the plan awarded in 2015 are set forth below:

Type of plan	2015 Performance share plan
Date of Board meeting approving the plan	June 24, 2015
Total number of shares awarded	3,832,840
Of which subject to a 4-year service period	2,546,420
Fair value per share awarded(1)	79.52
Of which subject to a 3-year service period	1,286,420
Fair value per share awarded(1)	82.96
Fair value of plan at the date of grant (€ million)	309

(1)    Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.

The total expense recognized for all restricted and performance share plans in the six months ended June 30, 2015 was €81 million, versus €79 million in the comparable period of 2014.

The number of shares not yet fully vested as of June 30, 2015 was 14,235,051, comprising 3,832,840 under the 2015 plans; 3,807,365 under the 2014 plans; 4,061,550 under the 2013 plans; and 2,533,296 under the 2012 plans.

On March 5, 2014, the Board of Directors approved a performance share unit (PSU) plan, vesting at the end of a three-year service period and subject to performance conditions.

Because PSUs are cash-settled instruments, they are measured at the grant date, at the end of each reporting period, and at the settlement date. The fair value of each PSU awarded is the market price of the share at the relevant date, adjusted for dividends expected during the vesting period.

The fair value of the PSU plan (based on vested rights and inclusive of social security charges) as of June 30, 2015, and recognized as a liability as of that date, was €19 million.

B.8.5. Stock option plans

On June 24, 2015, the Board of Directors granted 435,000 stock subscription options at an exercise price of €89.38 per share. The vesting period is four years, and the plan expires on June 24, 2025.

The following assumptions were used in determining the fair value of the plan:

•             dividend yield: 3.64%;

•             plan maturity: 7 years;

•             volatility of Sanofi shares, computed on a historical basis: 27.52%;

•             risk-free interest rate: 0.654%.

On this basis, the fair value of one option is €16.12, and the fair value of the stock subscription option plan awarded in June 2015 is €7 million. This amount is recognized as an expense over the vesting period, with the matching entry recognized directly in equity.

The total expense recognized for all stock options in the six months ended June 30, 2015 was €3 million, versus €6 million in the comparable period of 2014.

The table below provides summary information about options outstanding and exercisable as of June 30, 2015:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (in years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	3,670	0.54	8.56	3,670	8.56
From €10.00 to €20.00 per share	8,100	0.77	10.85	8,100	10.85
From €30.00 to €40.00 per share	152,381	3.75	38.08	152,381	38.08
From €40.00 to €50.00 per share	2,501,019	3.67	45.09	2,501,019	45.09
From €50.00 to €60.00 per share	5,483,819	5.06	53.93	4,780,708	53.56
From €60.00 to €70.00 per share	7,532,053	1.96	64.61	7,532,053	64.61
From €70.00 to €80.00 per share	1,725,725	8.25	72.92	—	—
From €80.00 to €90.00 per share	435,000	9.99	89.38	—	—
Total	17,841,767			14,977,931
of which stock purchase options	164,151
of which stock subscription options	17,677,616

B.8.6. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(in million)	June 30, 2015	June 30, 2014	December 31, 2014
Average number of shares outstanding	1,307.2	1,317.2	1,315.8
Adjustment for stock options with dilutive effect	6.6	6.3	6.3
Adjustment for restricted shares	8.2	10.3	9.0
Average number of shares outstanding used to compute diluted earnings per share	1,322.0	1,333.8	1,331.1

As of June 30, 2015, 0.4 million stock options were not taken into account in computing diluted earnings per share because they had no dilutive effect, compared with 1.7 million as of December 31, 2014 and 1.8 million as of June 30, 2014.

B.8.7. Other comprehensive income

Movements in other comprehensive income are shown below:

(€ million)	June 30, 2015 (6 months)	June 30, 2014 (6 months)		December 31, 2014 (12 months)
Balance, beginning of period	(2,315)	(1,745)		(1,745)
Attributable to equity holders of Sanofi	(2,287)	(1,707)		(1,707)
Attributable to non-controlling interests	(28)	(38)		(38)
Actuarial gains/(losses)
• Actuarial gains/(losses) excluding associates and joint ventures	772	(477)		(863)
• Actuarial gains/(losses) on associates and joint ventures, net of taxes	—	—		(6)
• Tax effect	(180)	153		303
Items not subsequently reclassifiable to profit or loss	592	(324)		(566)
Available-for-sale financial assets
• Change in fair value excluding associates and joint ventures(1)	201	(3,101	)(2)	(2,768	)(2)
• Change in fair value: associates and joint ventures, net of taxes	(7)	—		8
• Tax effect(1)	(71)	329		250
Cash flow hedges:
• Change in fair value excluding associates and joint ventures(3)	(6)	(2)		—
• Change in fair value: associates and joint ventures, net of taxes	—	—		—
• Tax effect(3)	2	1		—
Change in currency translation differences:
• Currency translation differences on foreign subsidiaries(3)	1,696	375		2,334
• Currency translation differences on associates and joint ventures(3)	164	2		172
• Hedges of net investments in foreign operations	(2)	—		—
• Tax effect	—	—		—
Items subsequently reclassifiable to profit or loss	1,977	(2,396)		(4)
Balance, end of period	254	(4,465)		(2,315)
Attributable to equity holders of Sanofi	275	(4,429)		(2,287)
Attributable to non-controlling interests	(21)	(36)		(28)

(1)    Includes reclassifications to profit or loss: €(22) million in the first half of 2015, €(78) million in the first half of 2014, and €(79) million for 2014 as a whole.

(2)    Impact mainly due to Regeneron (Notes D.1 and D.7. to the consolidated financial statements for the year ended December 31, 2014).

(3)    The amounts reclassified to profit or loss were immaterial in 2015 and 2014.

B.9. DEBT, CASH AND CASH EQUIVALENTS

Changes in the Group’s financial position during the period were as follows:

(€ million)	June 30, 2015	December 31, 2014
Long-term debt	10,770	13,276
Short-term debt and current portion of long-term debt	3,962	1,538
Interest rate and currency derivatives used to hedge debt	(303)	(295)
Total debt	14,429	14,519
Cash and cash equivalents(1)	(4,701)	(7,341)
Interest rate and currency derivatives used to hedge cash and cash equivalents	(2)	(7)
Debt, net of cash and cash equivalents	9,726	7,171

(1)    Includes €457 million held by Venezuelan subsidiaries as of June 30, 2015 (€242 million as of December 31, 2014) that is subject to exchange controls.

“Debt, net of cash and cash equivalents” is a financial indicator used by management and investors to measure the Group’s overall net indebtedness.

B.9.1. Debt at value on redemption

A reconciliation of the carrying amount of debt to value on redemption as of June 30, 2015 is shown below:

	Carrying amount		Adjustment to debt	Value on redemption
(€ million)	June 30, 2015	Amortized cost	measured at fair value	June 30, 2015	December 31, 2014
Long-term debt	10,770	52	(150)	10,672	13,125
Short-term debt and current portion of long-term debt	3,962	2	(33)	3,931	1,536
Interest rate and currency derivatives used to hedge debt	(303)	—	138	(165)	(121)
Total debt	14,429	54	(45)	14,438	14,540
Cash and cash equivalents	(4,701)	—	—	(4,701)	(7,341)
Interest rate and currency derivatives used to hedge cash and cash equivalents	(2)	—	—	(2)	(7)
Debt, net of cash and cash equivalents	9,726	54	(45)	9,735	7,192

The table below shows an analysis of debt, net of cash and cash equivalents by type, at value on redemption:

	June 30, 2015			December 31, 2014
(€ million)	Non- current	Current	Total	Non- current	Current	Total
Bond issues	10,124	3,352	13,476	12,579	843	13,422
Other bank borrowings	481	260	741	486	355	841
Finance lease obligations	54	17	71	47	15	62
Other borrowings	13	5	18	13	4	17
Bank credit balances	—	297	297	—	319	319
Interest rate and currency derivatives used to hedge debt	(19)	(146)	(165)	(32)	(89)	(121)
Total debt	10,653	3,785	14,438	13,093	1,447	14,540
Cash and cash equivalents	—	(4,701)	(4,701)	—	(7,341)	(7,341)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	(2)	(2)	—	(7)	(7)
Debt, net of cash and cash equivalents	10,653	(918)	9,735	13,093	(5,901)	7,192

Principal financing and debt reduction transactions during the period

Sanofi made no new bond issues during the first half of 2015.

A $500 million fixed-rate bond issue carried out by Genzyme Corp. in June 2010 was redeemed on maturity on June 15, 2015.

Sanofi had the following arrangements in place as of June 30, 2015 to manage its liquidity in connection with current operations:

•             a syndicated credit facility of €4 billion, drawable in euros and in U.S. dollars, now due to expire on December 19, 2019 following the exercise of an initial one-year extension option in December 2014. This facility has a one-year extension option;

•             a syndicated credit facility of €4 billion, drawable in euros and in U.S. dollars, due to expire on December 8, 2019. This facility has two extension options of one year each.

As of June 30, 2015, neither of those facilities was drawn down.

The Group also has two commercial paper programs, of €6 billion in France and $10 billion in the United States. During the first half of 2015, only the U.S. program was used, with an average drawdown of €2.3 billion. As of June 30, 2015, neither of those programs was drawn down.

The financing in place as of June 30, 2015 at the level of the holding company (which manages most of the Group’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.

B.9.2. Market value of debt

The market value of debt, net of cash and cash equivalents and of derivatives, was €10,063 million as of June 30, 2015 (versus €7,730 million as of December 31, 2014). This compares with a value on redemption of €9,735 million (versus €7,192 million as of December 31, 2014).

B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1. Currency derivatives used to manage operating risk exposures

The table below shows operating currency hedging instruments in place as of June 30, 2015. The notional amount is translated into euros at the relevant closing exchange rate.

			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
As of June 30, 2015 (€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	3,085	(13)	—	—	—	3,085	(13)
• of which U.S. dollar	1,409	(13)	—	—	—	1,409	(13)
• of which Japanese yen	306	2	—	—	—	306	2
• of which Chinese yuan renminbi	288	(8)	—	—	—	288	(8)
• of which Russian rouble	136	5	—	—	—	136	5
• of which Saudi riyal	100	1	—	—	—	100	1
Forward currency purchases	1,250	(11)	—	—	—	1,250	(11)
• of which U.S. dollar	368	(2)	—	—	—	368	(2)
• of which Singapore dollar	188	—	—	—	—	188	—
• of which Chinese yuan renminbi	92	(1)	—	—	—	92	(1)
• of which Hungarian forint	91	(2)	—	—	—	91	(2)
• of which Swiss franc	89	—	—	—	—	89	—
Total	4,335	(24)	—	—	—	4,335	(24)

The above positions mainly hedge material foreign-currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2015 and recognized in the consolidated balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference arising on these items (hedging instruments and hedged transactions) in the second half of 2015 will be immaterial.

B.10.2. Currency and interest rate derivatives used to manage financial exposure

The cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of Sanofi’s financing activities, expose certain Group entities to financial foreign exchange risk (i.e., the risk of changes in the value of loans or borrowings denominated in a currency other than the functional currency of the lender or borrower).

That foreign exchange exposure is hedged by Sanofi using firm financial instruments (currency swaps and forward contracts) contracted with banking counterparties.

The table below shows financial currency hedging instruments in place as of June 30, 2015. The notional amount is translated into euros at the relevant closing exchange rate.

As of June 30, 2015 (€ million)	Notional amount	Fair value	Expiry
Forward currency sales	3,206	(149)
• of which U.S. dollar	2,445	(148)	2015
• of which Japanese yen	405	(4)	2015
• of which Hungarian forint	71	1	2015
Forward currency purchases	1,929	(6)
• of which U.S. dollar(1)	493	(4)	2015
• of which Singapore dollar	384	1	2015
• of which Czech koruna	213	—	2015
Total	5,135	(155)

(1)    Includes $211 million designated as cash flow hedges. The fair value and the spot component of these derivatives is recognized in equity, and represent a negative amount of €6 million.

To limit risk and optimize the cost of its short-term and medium-term net debt, Sanofi uses derivative instruments that alter the interest rate and/or currency structure of its debt and cash. The table below shows instruments of this type in place as of June 30, 2015:

	Notional amount by expiry date as of June 30, 2015								Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
													Of which
													recognized
								Fair	Notional	Fair	Notional	Fair	in
(€ million)	2015	2016	2017	2019	2020	2021	Total	value	amount	value	amount	value	equity
Interest rate swaps
pay 1-month Euribor +0.26% / receive 2.73%	—	500	—	—	—	—	500	13	500	13	—	—	—
pay capitalized EONIA / receive 1.90%	—	1,000	—	1,550	—	—	2,550	140	2,550	140	—	—	—
pay 3-month Euribor / receive 1.15%	—	—	428	—	—	—	428	—	—	—	—	—	—
pay 3-month US dollar Libor / receive 2.22%	—	—	—	—	447	—	447	11	447	11	—	—	—
pay 1.22% / receive 3-month US dollar Libor	—	—	447	—	—	—	447	(4)	—	—	447	(4)	(3)
Cross-currency swaps
pay € 4.87% / receive CHF 3.38%	244	—	—	—	—	—	244	143	—	—	244	143	3
Currency swaps
pay USD / receive €	—	89	—	—	—	—	89	2	—	—	—	—	—
Total	244	1,589	875	1,550	447	—	4,705	305	3,497	164	691	139	—

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS

For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.5. to the financial statements for the year ended December 31, 2014.

The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 7 fair value hierarchy (see Note A.4.), except for the CVRs issued in connection with the acquisition of Genzyme, which are level 1 instruments.

Movements in liabilities related to business combinations and to non-controlling interests during the first half of 2015 are shown below:

		Liabilities related to business combinations
(€ million)	Liabilities related to non-controlling interests(1)	CVRs issued in connection with the acquisition of Genzyme(2)	Bayer contingent consideration arising from the acquisition of Genzyme	Other	Total
Balance at January 1, 2015	178	154	896	36	1,264 (4)
Payments made	—	—	(19)	(7)	(26)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount)(3)	1	(18)	(39)	(15)	(71)
Other movements	7	—	—	—	7
Currency translation differences	7	12	77	3	99
Balance at June 30, 2015	193	148	915	17	1,273
Split as follows:
• Current					141
• Non-current					1,132

(1)    Put options granted to non-controlling interests and commitment to future buyout of non-controlling interests held by BMS.

(2)    Based on the quoted market price per CVR of $0.70 as of June 30, 2015 and $0.79 as of December 31, 2014.

(3)    Amounts reported in the income statement line item Fair value remeasurement of contingent consideration liabilities.

(4)    As of January 1, 2015, this comprised €1,133 million due after more than one year and €131 million due within less than one year.

Liabilities related to business combinations and to non-controlling interests as of June 30, 2015 mainly comprised the Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011, amounting to €915 million.

As of June 30, 2015, Bayer was still entitled to receive the following potential payments:

•             a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of ten years, whichever is achieved first;

•             milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021, unless Genzyme exercises its right to buy out those milestone payments by making a one-time payment not exceeding $900 million.

The fair value of this liability was measured at €915 million as of June 30, 2015, versus €896 million as of December 31, 2014.

The fair value of the Bayer liability is determined by applying the above contractual terms to sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by 1 point, the fair value of the Bayer liability would increase by approximately 4%.

B.12. PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions and other non-current liabilities break down as follows:

(€ million)	Provisions for pensions and other post-employment benefits		Provisions for other long-term benefits	Restructuring provisions	Other provisions		Other non-current liabilities	Total
Balance at January 1, 2015	4,873		650	835	3,076		144	9,578
Changes in scope of consolidation	—		—	—	13		—	13
Increases in provisions and other liabilities	156	(1)	72	191	191	(2)	70	680
Provisions utilized	(189	)(1)	(50)	(3)	(72)		—	(314)
Reversals of unutilized provisions	(36	)(1)	(7)	(17)	(57	)(2)	(5)	(122)
Transfers(3)	1		10	(152)	7		—	(134)
Net interest related to employee benefits, and unwinding of discount	55		3	3	18		—	79
Currency translation differences	107		21	3	57		10	198
Actuarial gains/losses on defined-benefit plans	(772)		—	—	—		—	(772)
Balance at June 30, 2015	4,195		699	860	3,233		219	9,206

(1)    As regards provisions for pensions and other post-employment benefits, the “increases in provisions” line corresponds to rights vesting in employees during the period and past service cost; the “provisions utilized” line corresponds to contributions paid into pension funds and plan settlements; and the “reversals of unutilized provisions” line corresponds to plan curtailments.

(2)    Amounts charged and reversed during the first half of 2015 were largely due to reassessments of tax risks and the resolution of various procedures under way with the tax authorities of several countries.

(3)    Includes in particular transfers between current and non-current.

Provisions for pensions and other post-employment benefits

For disclosures about the sensitivity of obligations in respect of pensions and other employee benefits, and about the assumptions used as of December 31, 2014, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2014.

The principal assumptions used (in particular, discount rates and the market value of plan assets) for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2015 to take into account changes during the first half of 2015.

Actuarial gains and losses arising on pensions and other post-employment benefits and recognized directly in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2015 (6 months)		June 30, 2014 (6 months)	December 31, 2014 (12 months)
Actuarial gains/(losses) on plan assets	140		319	646
Actuarial gains/(losses) on benefit obligations	632	(1)	(796)	(1,509)
Decrease/(increase) in provisions	772		(477)	(863)

(1)    The movement during the first half of 2015 includes the effect of the rise in discount rates (in a range between +0.25% and +0.50%), and in the case of some annuities a rise in the employer’s top-up contribution rate and a broadening of the scope of that contribution.

B.13. OFF BALANCE SHEET COMMITMENTS

Off balance sheet commitments to third parties arise under collaboration agreements entered into by Sanofi (see Note D.21.1. to the consolidated financial statements for the year ended December 31, 2014).

The agreements signed during the first half of 2015 gave rise to the following new commitments:

•             Payments associated with projects in the research phase: €0.5 billion.

•             Payments contingent on the attainment of specified sales targets once a product reaches the market: €0.4 billion.

•             Potential milestone payments relating to development projects under collaboration agreements entered into during the first half of 2015: €0.2 billion.

The principal commitments entered into during the period are described below:

•             On February 11, 2015, Voyager Therapeutics and Genzyme announced a collaboration agreement for the discovery, development and commercialization of new gene therapies to treat serious disorders of the central nervous system.

•             On February 18, 2015, Sanofi announced a collaboration and licensing agreement with Lead Pharma for the discovery, development and commercialization of small-molecule therapies directed against ROR gamma t nuclear hormone receptors to treat auto-immune disorders.

•             On May 27, 2015, Sanofi and Retrophin, Inc. announced an agreement for the transfer of a Rare Pediatric Disease Priority Review Voucher (Pediatric PRV).

In February 2015, Sanofi and Regeneron Pharmaceuticals, Inc. (Regeneron) signed an amendment to their collaboration agreement in oncology to develop the Vascular Endothelial Growth Factor (VEGF) Trap program. Under the terms of this amendment, Regeneron no longer has a contingent contractual obligation to reimburse 50% of the development costs of Zaltrap® initially funded by Sanofi. As of December 31, 2014, the balance of development costs initially funded by Sanofi amounted to €0.8 billion.

In April 2015, Sanofi and Kyowa Hakko Kirin discontinued their collaboration and licensing agreement under which Sanofi obtained the worldwide rights to the anti-LIGHT fully-human monoclonal antibody.

B.14. LEGAL AND ARBITRATION PROCEEDINGS

Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2014.

a) Patents

• Ramipril Canada Patent Litigation

On April 20, 2015, the Supreme Court of Canada dismissed Sanofi’s appeal of the Court of Appeals decision with respect to Apotex, thereby affirming the decision of the Court of Appeals. The Riva Section 8 case, which had been stayed pending resolution of the Supreme Court Appeal, is now proceeding.

• Plavix® Patent Litigation in Australia

In light of the Apotex settlement, the Commonwealth has requested that the Court consider a set of legal issues separate from trial that could simplify the trial. In June 2015, the Court of Appeals heard oral argument on one of these legal questions. The Court’s decision is pending.

• Alirocumab Patent Litigation in the U.S.

In April 2015, the Court set a case schedule with a trial date in March 2016.

b) Other litigation and arbitration

• U.S. Shareholder Securities Class Action

On May 19, 2015, plaintiffs filed a consolidated amended complaint in the putative U.S. shareholder securities class action originally filed on December 4, 2014 in the U.S. District Court for the Southern District of New York. In the consolidated amended complaint, Sanofi and its former CEO are named as defendants in a putative class action lawsuit filed on behalf of purchasers of Sanofi American Depositary Receipts (ADRs) between February 7, 2013 and October 29, 2014. The lawsuit as amended alleges that Sanofi’s public disclosures materially misrepresented or failed to disclose (i) growth in the diabetes franchise was boosted by improper payments to healthcare providers; (ii) selling and general expenses included the improper payments; and (iii) Sanofi lacked adequate internal controls. Sanofi has notified to the court its intention to submit a motion to dismiss the consolidated amended complaint.

• CVR Class Action

On February 20, 2015, the lead plaintiff Deerhaven Capital filed a notice of appeal concerning the U.S. district court’s dismissal of the purported CVR class action. Subsequently, on February 27, 2015, the individual plaintiffs also filed a notice of appeal. The appeals are now pending before the U.S. Court of Appeal for the Second Circuit.

c) Contingencies arising from certain Business Divestitures

• Rhodia Retained Liabilities

The French Supreme Court’s decision was rendered in Sanofi’s favor on May 12, 2015. The case is over.

B.15. RESTRUCTURING COSTS

Restructuring costs break down as follows:

(€ million)	June 30, 2015 (6 months)	June 30, 2014 (6 months)	December 31, 2014 (12 months)
Employee-related expenses	48	70	260
Expenses related to property, plant and equipment	96	24	89
Compensation for early termination of contracts (other than contracts of employment)	(3)	1	22
Decontamination costs	1	—	(1)
Other restructuring costs	239	40	41
Total	381	135	411

The restructuring costs recognized in the first half of 2015 are attributable mainly to the implementation of a transformation agreement for biomedical research in France that will secure jobs over the coming years.

B.16. FINANCIAL INCOME AND EXPENSES

Financial income and expenses comprise the following items:

(€ million)	June 30, 2015 (6 months)	June 30, 2014 (6 months)	December 31, 2014 (12 months)
Cost of debt(1)	(173)	(177)	(361)
Interest income	31	33	68
Cost of debt, net of cash and cash equivalents	(142)	(144)	(293)
Non-operating foreign exchange gains/(losses)	—	6	2
Unwinding of discount on provisions(2)	(21)	(36)	(74)
Net interest cost related to employee benefits	(58)	(70)	(142)
Gains/(losses) on disposals of financial assets	22	81 (3)	83 (3)
Impairment losses on financial assets, net of reversals	(4)	(5)	(15)
Other items	(6)	33 (4)	27 (4)
Net financial income/(expenses)	(209)	(135)	(412)
Comprising: Financial expenses	(267)	(292)	(605)
Financial income	58	157	193

(1)    Includes net gain on interest and currency derivatives used to hedge debt: €41 million for the six months ended June 30, 2015, versus €42 million for the six months ended June 30, 2014 and €84 million for the year ended December 31, 2014.

(2)    Primarily on provisions for environmental risks and restructuring provisions (see Note B.12.).

(3)    Mainly comprises the gain arising on the disposal of the equity interest in Isis Pharmaceuticals.

(4)    Includes a €35 million gain arising on the purchase of an equity interest in Alnylam, reflecting the difference between the value based on the quoted market price and the transaction price at the acquisition date (see Note D.7. to the consolidated financial statements for the year ended December 31, 2014).

The impact of hedge ineffectiveness during the six months ended June 30, 2015 was immaterial.

B.17. INCOME TAX EXPENSE

The Group has opted for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the split of income tax expense between current and deferred taxes:

(€ million)	June 30, 2015 (6 months)	June 30, 2014 (6 months)	December 31, 2014 (12 months)
Current taxes	(1,384)	(1,247)	(2,421)
Deferred taxes	645	623	1,250
Total	(739)	(624)	(1,171)
Income before tax and associates and joint ventures	3,189	2,539	5,731

The difference between the effective tax rate (on income before taxes and associates and joint ventures) and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2015(1) (6 months)	June 30, 2014(1) (6 months)	December 31, 2014 (12 months)
Standard tax rate applicable in France	34.4	34.4	34.4
Difference between the standard French tax rate and the rates applicable to the Group(2)	(15.0)	(12.1)	(12.5)
Tax rate differential on intragroup margin in inventory(3)	0.7	(1.4)	(0.5)
Tax effects of the share of profits reverting to BMS(4)	(0.5)	(0.8)	(0.7)
Contribution on distributed income (3%)(5)	3.4	4.3	1.9
CVAE tax in France(6)	0.8	1.1	0.9
Reassessments of tax exposures and settlements of tax disputes	(1.6)	—	(2.7)
Fair value remeasurement of contingent consideration liabilities	(0.4)	0.4	0.4
Other items(7)	1.4	(1.3)	(0.8)
Effective tax rate	23.2	24.6	20.4

(1)    Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).

(2)    The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France.

(3)    When internal margin included in inventory is eliminated, a deferred tax asset is recognized on the basis of the tax rate applicable to the subsidiary that holds the inventory, which may differ from the tax rate of the subsidiary that generated the eliminated intragroup margin.

(4)    Reported on the line Attributable to non-controlling interests in the consolidated income statement.

(5)    Entities liable to corporate income tax in France are also liable to pay an additional tax contribution in respect of amounts distributed by the entity.

(6)    Net impact on the effective tax rate (current taxes, impact of the tax deduction, and deferred taxes).

(7)    “Other items” includes the net impact (current and deferred taxes) of the Contribution Exceptionnelle in France. That impact is immaterial at Group level. It also includes the net tax effect associated with holdings in the Group’s subsidiaries.

B.18. SEGMENT INFORMATION

The Group consists of three operating segments: Pharmaceuticals, Human Vaccines (Vaccines) and Animal Health. All other activities are combined in a separate segment, Other.

The Pharmaceuticals segment covers research, development, production and marketing of medicines, including those originating from Genzyme. The Sanofi pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates whose activities are related to pharmaceuticals, in particular Regeneron Pharmaceuticals, Inc. and the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture.

The Animal Health segment comprises the research, development, production and marketing activities of Merial, which offers a complete range of medicines and vaccines for a wide variety of animal species.

The Other segment includes all activities that do not qualify as reportable segments under IFRS 8.

Inter-segment transactions are not material.

B.18.1. Segment results

Sanofi reports segment results on the basis of “Business operating income”. This indicator is compliant with IFRS 8 and is used internally to measure operational performance and allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

•             the amounts reported in the line items Restructuring costs, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•             amortization and impairment losses charged against intangible assets (excluding software and other rights) are eliminated;

•             the share of profits/losses of associates and joint ventures is added;

•             net income attributable to non-controlling interests is deducted;

•             other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated;

•             restructuring costs relating to associates and joint ventures are eliminated;

•             the additional expense relating to the U.S. Branded Prescription Drug Fee, booked in 2014 following publication in July 2014 of the final IRS regulation on this issue, is eliminated because it is non-recurring and unrelated to segment performance.

Segment results are shown in the table below:

	June 30, 2015 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	15,255	1,584	1,349	—	18,188
Other revenues	129	14	20	—	163
Cost of sales	(4,442)	(826)	(456)	—	(5,724)
Research and development expenses	(2,143)	(262)	(84)	—	(2,489)
Selling and general expenses	(4,310)	(344)	(432)	—	(5,086)
Other operating income and expenses	(39)	2	5	(55)	(87)
Share of profit/(loss) of associates and joint ventures	61	—	—	—	61
Net income attributable to non-controlling interests	(62)	—	—	—	(62)
Business operating income	4,449	168	402	(55)	4,964

	June 30, 2014 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,517	1,346	1,054	—	15,917
Other revenues	126	14	14	—	154
Cost of sales	(4,046)	(700)	(378)	—	(5,124)
Research and development expenses	(2,025)	(230)	(72)	—	(2,327)
Selling and general expenses	(3,721)	(271)	(341)	—	(4,333)
Other operating income and expenses	19	1	17	(8)	29
Share of profit/(loss) of associates and joint ventures	33	6	—	—	39
Net income attributable to non-controlling interests	(65)	—	—	—	(65)
Business operating income	3,838	166	294	(8)	4,290

	December 31, 2014 (12 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	27,720	3,974	2,076	—	33,770
Other revenues	272	33	34	—	339
Cost of sales	(8,282)	(1,948)	(799)	—	(11,029)
Research and development expenses	(4,174)	(493)	(157)	—	(4,824)
Selling and general expenses	(7,692)	(614)	(682)	(3)	(8,991)
Other operating income and expenses	194	2	20	(52)	164
Share of profit/(loss) of associates and joint ventures	106	40	1	—	147
Net income attributable to non-controlling interests	(126)	—	(1)	—	(127)
Business operating income	8,018	994	492	(55)	9,449

The table below shows a reconciliation, presented in accordance with IFRS 8, between ‘‘Business operating income’’ and Income before tax and associates and joint ventures:

(€ million)	June 30, 2015 (6 months)	June 30, 2014 (6 months)	December 31, 2014 (12 months)
Business operating income	4,964	4,290	9,449
Share of profit/(loss) of associates and joint ventures (1)	(61)	(39)	(147)
Net income attributable to non-controlling interests (2)	62	65	127
Amortization of intangible assets	(1,229)	(1,301)	(2,482)
Impairment of intangible assets	(28)	(74)	26
Fair value remeasurement of contingent consideration liabilities	71	(132)	(303)
Expenses arising from the impact of acquisitions on inventories	—	—	—
Restructuring costs	(381)	(135)	(411)
Additional expense related to U.S. Branded Prescription Drug Fee(3)	—	—	(116)
Operating income	3,398	2,674	6,143
Financial expenses	(267)	(292)	(605)
Financial income	58	157	193
Income before tax and associates and joint ventures	3,189	2,539	5,731

(1)    Excluding (i) restructuring costs of associates and joint ventures and (ii) expenses arising from the impact of acquisitions on associates and joint ventures.

(2)    Excluding the portion attributable to non-controlling interests of the adjustments shown in the table above.

(3)    Annual fee relating to 2013 sales: the IRS reforms of July 2014 altered the date on which the liability is recognized, such that the expense recognized during 2014 was based on both 2013 and 2014 sales.

B.18.2. Other segment information

The tables below show the split by operating segment of (i) the carrying amount of investments in associates and joint ventures, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.

The principal associates and joint ventures are: for the Pharmaceuticals segment, Regeneron Pharmaceuticals, Inc. (since April 2014, see Note C.1. to the consolidated financial statements for the year ended December 31, 2014), the entities majority owned by BMS (see Note C.2. to the consolidated financial statements for the year ended December 31, 2014), and Infraserv GmbH & Co. Höchst KG; and for the Vaccines segment, Sanofi Pasteur MSD.

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions made during the period.

	June 30, 2015
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Total
Investments in associates and joint ventures	2,193	259	6	2,458
Acquisitions of property, plant and equipment	443	117	34	594
Acquisitions of other intangible assets	200	11	130	341

	June 30, 2014
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Total
Investments in associates and joint ventures	1,452	274	4	1,730
Acquisitions of property, plant and equipment	353	100	31	484
Acquisitions of other intangible assets	114	32	7	153

	December 31, 2014
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Total
Investments in associates and joint ventures	2,115	264	5	2,384
Acquisitions of property, plant and equipment	787	217	81	1,085
Acquisitions of other intangible assets	435	49	23	507

B.18.3. Information by geographical region

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

	June 30, 2015
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	18,188	5,231	1,251	6,542	6,226	6,415
Non-current assets:
– property, plant and equipment	10,540	6,203	3,759	3,024	2,598	1,313
– goodwill (1)	39,191	15,022		17,258		6,911
– other intangible assets	14,401	2,716		8,855		2,830

(1)    Excluding the goodwill allocated in full to the Animal Health segment (see Note D.5. to the consolidated financial statements for the year ended December 31, 2014). Goodwill allocated to the Animal Health segment amounted to €1,470 million as of June 30, 2015.

	June 30, 2014
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	15,917	5,145	1,255	5,245	4,984	5,527
Non-current assets:
– property, plant and equipment	10,090	6,370	3,877	2,534	2,162	1,186
– goodwill (1)	36,214	15,022		14,207		6,985
– other intangible assets	14,254	3,231		7,654		3,369

(1)    Excluding the goodwill allocated in full to the Animal Health segment (see Note D.5. to the consolidated financial statements for the year ended December 31, 2014). Goodwill allocated to the Animal Health segment amounted to €1,207 million as of June 30, 2014.

	December 31, 2014
(€ million)	Total	Europe	Of which France	North America	Of which United States	Other countries
Net sales	33,770	10,406	2,474	11,911	11,339	11,453
Non-current assets:
– property, plant and equipment	10,396	6,330	3,848	2,830	2,428	1,236
– goodwill (1)	37,841	15,021		15,939		6,881
– other intangible assets	14,543	2,907		8,600		3,036

(1)    Excluding the goodwill allocated in full to the Animal Health segment (see Note D.5. to the consolidated financial statements for the year ended December 31, 2014). Goodwill allocated to the Animal Health segment amounted to €1,356 million as of December 31, 2014.

As stated in Notes B.6.1. and D.5. to the consolidated financial statements for the year ended December 31, 2014, France is not a cash-generating unit. Consequently, information about goodwill is provided for Europe.

B.18.4. Net sales and credit risk

The Group’s three largest customers respectively accounted for approximately 10.5%, 7.2% and 5.6% of gross revenues in the first half of 2015 (compared with approximately 7.9%, 7.3% and 4.6% in the first half of 2014).

Net sales

Sanofi’s net sales comprise net sales generated by the Pharmaceuticals segment, the Vaccines segment and the Animal Health segment (see section C.3.1.1. of the half-year management report).

C/ Events subsequent to June 30, 2015

•             In July 2015, Sanofi announced that a new structure would be put in place from January 2016 based on five global business units: General Medicine and Emerging Markets, Specialty Care, Diabetes and Cardiovascular, Sanofi Pasteur, and Merial.

•             On July 27, 2015, Sanofi and Genzyme announced that they had entered into a definitive agreement with AstraZeneca to acquire Caprelsa® (vandetanib), a rare disease therapy indicated for the treatment of symptomatic or progressive medullary thyroid carcinoma in patients with unresectable locally advanced or metastatic disease. Currently available in 28 countries, the product is in Phase III development for differentiated thyroid carcinoma, with the study expected to finish in the second half of 2015. Under the terms of the agreement, Genzyme will pay AstraZeneca up to $300 million, including an upfront payment of $165 million to acquire the global rights to sell and further develop Caprelsa®, and further development and sales milestone payments of up to $135 million. The transaction is subject to closing conditions, including the receipt of antitrust clearance from the US Federal Trade Commission, and is expected to complete in the second half of 2015.

•             On July 28, 2015, Sanofi and Regeneron Pharmaceuticals, Inc. entered into a new global collaboration to discover, develop and commercialize new antibody cancer treatments in the emerging field of immuno-oncology.  As part of the agreement, the two companies will jointly develop a programmed cell death protein 1 (PD-1) inhibitor currently in Phase 1 testing, and plan to initiate clinical trials in 2016 with new therapeutic candidates based on ongoing, innovative preclinical programs. Sanofi will make an upfront payment to Regeneron of $640 million and the companies will invest $1 billion for discovery through proof of concept (POC) development (usually a Phase 2a study) of monotherapy and novel combinations of immuno-oncology antibody candidates to be funded 25 percent by Regeneron ($250 million) and 75 percent by Sanofi ($750 million). The companies have also committed to equally fund an additional $650 million (or $325 million per company) for development of REGN2810, a PD-1 inhibitor. In addition, Sanofi will pay to Regeneron a one-time milestone of $375 million in the event that sales of a PD-1 product and any other collaboration antibody sold for use in combination with a PD-1 product exceed, in the aggregate, $2 billion in any consecutive 12-month period. Finally, the two companies have agreed to re-allocate $75 million (over three years) for immuno-oncology antibodies from Sanofi’s $160 million annual contribution to their existing antibody collaboration, which otherwise continues as announced in November 2009. Beyond the committed funding, additional funding will be allocated as programs enter post-POC development.

•    On July 29, 2015, Sanofi received a Notice of Breach (the “Notice”) from American Stock Transfer & Title Company, LLC, as trustee (the “Trustee”) under the Contingent Value Rights Agreement, dated March 30, 2011 (the “CVR Agreement”), by and between Sanofi-Aventis (“Sanofi”) and the Trustee. The Notice claims that Sanofi has breached the CVR Agreement, including but not limited to, (i) Section 7.10 of the CVR Agreement, by failing to use Diligent Efforts to achieve the Approval Milestone and the Product Sales Milestones; and (ii) the implied covenant of good faith and fair dealing (all capitalized terms as defined in the CVR Agreement). The Notice demands that such breaches be remedied. Pursuant to the CVR Agreement, if the alleged breaches are not remedied, the Trustee may commence suit against Sanofi 90 days following the delivery of the Notice. Sanofi is currently reviewing the Notice.